SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FONU2 Inc.

(Name of Issuer)

Common Voting Stock

(Title of Class of Securities)

30255C 102

 (CUSIP Number)

Branden T. Burningham, Esq.

455 East 500 South, Suite 205

Salt Lake City, UT 84111

(801)-363-74ll

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 29, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

1.         NAMES OF REPORTING PERSONS:  SUMMIT TRADING LTD.

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

                     (a)  [  ]

                     (b)  [X]

3.         SEC USE ONLY

4.         SOURCE OF FUNDS:  OO

5.         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ] OR 2(e) [ ]

                     None; not applicable.

6.         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Bahamas.

 NUMBER OF SHARES                       7. SOLE VOTING POWER: 4,855,570

 BENEFICIALLY OWNED                  8. SHARED VOTING POWER: 0

 BY EACH REPORTING PERSON      9. SOLE DISPOSITIVE POWER: 4,855,570

                                                             10. SHARED DISPOSITIVE POWER: 0

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,855,570 shares held directly.

These shares were acquired pursuant to the terms of an Agreement and Plan of Reorganization dated March 6, 2012 (the “Agreement”), between Zaldiva, Inc., now known as FONU2 Inc., a Nevada corporation (the “Company”); Cygnus Internet, Inc., a Florida corporation (“Cygnus”); and Jeffrey M. Pollitt, who is Cygnus’ Chief Executive Officer and the holder of approximately 43% of Cygnus’ outstanding shares of common stock.   The Agreement was closed on March 29, 2012, and was filed as an exhibit to the Company's Current Report on Form 8-K, dated March 6, 2012, which was filed with the Securities and Exchange Commission on the same date.

Pursuant to the Agreement, the Company acquired all of the material assets of Cygnus in exchange for the issuance of 53,411,262 “unregistered” and “restricted” shares of the Company’s common stock, representing approximately 85% of the Company’s issued and outstanding common stock upon issuance, with such shares to be issued pro rata to Cygnus’ common stockholders in compliance with Regulation D of the Securities and Exchange Commission.  The shares held by the reporting person represent its pro rata portion of such shares.

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

____

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  7.4%

14.       TYPE OF REPORTING PERSON.

CO

Item 1.  Security and Issuer.

Title of Securities:  Common Stock, par value $0.001 per share.

Name of Issuer:  FONU2, Inc., a Nevada corporation (the “Company”), 331 East Commercial Blvd., Ft. Lauderdale, Florida  33334.

Item 2.  Identify and Background.

(a)        Name:  This Schedule 13D is being filed for Summit Trading Ltd., a Bahamian corporation with a principal business of strategic business consulting.

(b)        Residence or Business Address: Charlotte House, Charlotte Street 2nd Floor, Nassau Bahamas C5.

(c)        Principal Occupation:  N/A.

(d)        During the last five years, no executive officer, director, person controlling Summit Trading Ltd. or executive officer or director of any corporation or other person ultimately in control of Summit Trading

Ltd. has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)        During the last five years, none of the persons identified in Item 2(d) above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        N/A.

Item 3.  Source and Amount of Funds or Other Consideration

The shares were acquired pursuant to the terms of the Agreement, by which the Company acquired all of the material assets of Cygnus in consideration of the issuance of 53,411,262 “unregistered” and “restricted” shares of the Company’s common stock with such shares to be issued pro rata to Cygnus’ common stockholders in compliance with Regulation D of the Securities and Exchange Commission.  The shares held by the reporting person represent its pro rata portion of such shares.

Item 4.  Purpose of Transaction.

Summit Trading Ltd. acquired 4,855,570 “unregistered” and “restricted” shares of the Company’s common stock pursuant to the Agreement.  The shares are held for investment.

In connection with the Agreement, Jeffrey Pollitt was appointed to fill the vacancy created by Nicole Leigh’s resignation as the Company’s Chief Executive Officer, to serve until the next annual meeting of the Board of Directors or his prior resignation or termination.  In addition, John A. Palmer, Jr., resigned as the Company’s Secretary and was replaced by Robert B. Lees; and Mr. Palmer resigned as a director of the Company, to be replaced by Mr. Pollitt.  Under the terms of the Agreement, the Company agreed to amend its Articles of Incorporation to change its name to “FONU2 Inc.”

Item 5.  Interest in Securities of the Issuer.

(a)        Amount Beneficially Owned.  As of the date hereof, Summit Trading Ltd. beneficially owns 4,885,570 shares directly as its pro rata portion of the 53,411,262 Company shares to be issued to Cygnus’ stockholders under the Agreement.  These shares represent approximately 7.4% of the Company’s issued and outstanding shares of common stock.

(b)        Number of shares as to which such person has:

            Sole power to vote or to direct vote: 4,855,570 shares.

            Shared power to vote or to direct the vote: 0

            Sole power to dispose or to direct the disposition of: 4,855,570 shares.

            Shared power to dispose or to direct the disposition of: 0

(c)        None.

(d)        None.

(e)        Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to   Securities of the Issuer.

None; not applicable.

Item 7.  Materials to be Filed as Exhibits.

None.

SIGNATURE

After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Summit Trading Ltd.

Dated:  April 16, 2012                                                       /s/  Richard Fixaris

                                                                                           Richard Fixaris